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May 18, 2018	Hong Kong	Seoul
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VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4546
Washington, D.C. 20549

Re:          Kiniksa Pharmaceuticals, Ltd. Registration Statement on Form S-1 (File No. 333-224488)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we are transmitting this letter in response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 18, 2018 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”). This letter is being submitted together with the filing of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”), which has been revised to address the Staff’s comment. The bold paragraph below contains the Staff’s oral comment and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made from Amendment No. 1.

We note your response to comment one which we reissue in part. Please expand your risk factor to discuss the risk that the concentration of ownership of your Class B common shares may result in your Class A shares being undervalued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 69 and 70 of Amendment No. 2.

May 18, 2018

If you have any questions regarding the foregoing responses or the enclosed Amendment No. 2, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.
Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.
Johan V. Brigham, Latham & Watkins LLP
Stephen W. Ranere, Latham & Watkins LLP
Patrick O’Brien, Ropes & Gray LLP